Attachment A

Valuation Report to Board of Directors

as of December 31, 2004

Manchester Financial Group, LLC

April 7, 2005

(as revised April 29, 2005)

PREFACE

Except as noted below, this Valuation Report of DAKOTACARE Class C common stock as of December 31, 2004 is unchanged from the Valuation Report delivered by us to the Board of Directors on April 7, 2005 and is based upon the information available to us and facts and circumstances as they existed and were subject to evaluation as of that date. The revised information expressly noted in this Valuation Report gives effect to the recalculation of the sum of implied values derived from our valuation methodologies which was incorrectly set forth in our Valuation Report delivered on April 7, 2005.

Table of Contents

I.	Overview of Valuation Principles	3
II.	DAKOTACARE Financial Overview	7
III.	The Market Valuation Approach	18
IV.	The Comparable Transactions Valuation Approach	24
V.	The Discounted Cash Flow Valuation Approach	27
VI.	Marketability Factors	30
VII.	Valuation Conclusions	35
	Low Range	38
	High Range	40

VIII.	Disclaimer	45

Appendix		46
	DAKOTACARE Financial Statements
	Description of Comparable Companies

Overview of Valuation Principles

Valuation Factors to be Considered

IRS Revenue Ruling 59-60 lists the following basic factors to be considered when valuing a company:

  Nature of the business and the history of the enterprise from its inception
  General economic outlook and the outlook for the company's specific industry
  Book value of the assets and financial condition of the business
  Potential earnings capacity and its ability to pay a fair return on the investment
  Dividend-paying capacity
  Whether or not the enterprise has goodwill or other intangible value
  Sales of stock and size of the block of stock to be valued
  Market prices of stocks of corporations engaged in the same or similar line of business having their stocks actively traded in a free and open market

Valuation Premises

  Fair market value is defined as the price at which ownership would change hands between a typical willing buyer and a typical willing seller when neither is under any compulsion to conclude the transaction and both parties have reasonable knowledge of relevant facts
  The value of a business is equal to the present worth of the future benefits of ownership
  The value of a business depends on the buyer's and seller's individual assessments of the benefits of ownership and the level of risk inherent in ownership
    Informed investors may have different opinions about the amount of future benefits and level of risk
    Because judgments are involved, investors may have honest differences of opinion of value
    There is no standard formula for determining the value of a business. Determination of value requires the use of generally accepted valuation principles as well as subjective judgments about ownership benefits and risks
  Valuation is based on a specific point in time. The estimate of value is based solely on the information that is discernable and estimable on the valuation date

Primary Valuation Approaches

  Market Approach
    The business is valued using relative valuation ratios (Price/Book Value, Price/Earnings)
    The market price of public companies that have similar characteristics to the subject company are analyzed
    The valuation ratios implicit in these transactions are adjusted to reflect differences between the Comparable Companies and the subject company
    The adjusted valuation ratios are applied to the financial results of the subject company
    Value is determined primarily by the subject company's historical performance

  Comparable Transactions Approach **
    The price of recent acquisitions of public or private companies that have similar characteristics to the subject company are analyzed and valuation ratios are computed
    The valuation ratios are adjusted where necessary and are applied to the financial results of the subject company
    Value is determined primarily by the subject company's historical performance

**Revised

Primary Valuation Approaches

  Discounted Cash Flow ("DCF") Approach
    The business is valued by discounting the expected future cash flow to stockholders using a rate that reflects the risks of the business
    Risks inherent in the investment are analyzed to determine the appropriate discount rate
    Reasonable forecasts of future cash flow are developed
    Projected future cash flows are discounted by the appropriate discount rate
    Value is determined by the subject company's anticipated future performance. This approach is particularly meaningful when the future performance is expected to be significantly different from the past

DAKOTACARE Financial Overview

DAKOTACARE Revenue

HMO revenue growth has been significant from 1999 through 2003 increasing at a Compounded Annual Growth Rate ("CAGR") of 26.4% .. TPA revenue grew at a CAGR of 17.8% for the same period. In Fiscal Year 2004 overall revenue decreased by 7.2% when compared to Fiscal Year 2003.

HMO Membership

For the period 1999 through 2004, DAKOTACARE's HMO membership grew to approximately 30,000, representing a CAGR of 4.6% . The recent trend in HMO membership is negative, with approximately 10,000 members being lost between 12/31/02 and 12/31/04.

TPA Business

For the period 1999 through 2004, DAKOTACARE's TPA enrollment shrank to approximately 56,200, representing a negative CAGR of 0.3% . The recent trend in TPA enrollment is negative, with approximately 8,800 members being lost between 12/31/01 and 12/31/04.

Medical Loss Ratio

DAKOTACARE's Medical Loss Ratio has been volatile over the last five years, peaking in 2002 at 94.2% . Recent improvement has been significant, for the last fiscal year ended 12/31/04, DAKOTACARE's medical loss ratio decreased to 76.8% vs. a median of 81.4% among the seven Comparable Companies (see page 19).

Administrative Costs (HMO)

DAKOTACARE's administrative cost ratio was 12.3% for the year ended 12/31/04. The median administrative cost ratio among seven comparable companies is 11.5% for the last fiscal year ended 12/31/04.

Earnings Growth

DAKOTACARE's net income has also been extremely volatile. DAKOTACARE generated losses in two of the last five fiscal years. This is significant to the valuation of DAKOTACARE's Class C common shares, because reported earnings are a driver of stock value.

Positive Factors

A potential investor would consider the following positive factors in determining the current value of DAKOTACARE's stock.

Revenue Growth . DAKOTACARE has been able to consistently increase its revenues through membership growth until 2002 and, more recently through premiums increase. For the fiscal year ended on December 31, 2004, DAKOTACARE's net premium earned per HMO enrollee increased by 14.8% compared to the fiscal year ended on December 31, 2003.

Strong Financial Condition. As of December 31, 2004, the Company was debt free, and held over $25 million in cash and investments. The Company appears to have sufficient capital to support its current operations and future growth initiatives.

Physician Ownership. One of the most significant threats to an HMO is an organized effort by physicians to resist discounts. Because DAKOTACARE is owned by its member physicians, this risk is somewhat mitigated. In addition, the Company may face less resistance in discount negotiations than if it were negotiating with a fully independent physician network.

Broad Physician Network. Because DAKOTACARE's membership includes over 98% of the physicians in South Dakota, enrollees are free to visit almost any physician or hospital in the state.

Positive Factors (cont'd. )

Limited Competition. While the Company faces competition from indemnity insurance carriers and self-funded employer programs, DAKOTACARE is currently one of the dominant HMOs in South Dakota. In addition, the Company's physician ownership and high participation rates, as well as the relatively small size of the South Dakota market, will make it less likely that the Company will face stiff HMO competition in the immediate future.

Strong Management Team. DAKOTACARE's executive management team is experienced and knowledgeable about the Company's market. In addition, top members of management have good relationships with member physicians, largely due to their executive positions with the South Dakota Medical Association.

Administrative Costs Efficiency (HMO) . DAKOTACARE's administrative costs ratio has shrunk from 19.1% in 1999 to 12.3% in 2004. Though a significant part of the improvement can be linked to the revenue growth, DAKOTACARE's administrative cost ratio has been improving.

Negative Factors

A potential investor also would consider the following negative factors in determining the current value of DAKOTACARE stock.

Earnings History. DAKOTACARE's recent earnings history is marked by tremendous volatility. DAKOTACARE has reported losses in two out of the last five fiscal years.

Medical Costs. Health care costs are rising at a faster rate than the Consumer Price Index (CPI).

Potential Conflicts of Interest. The financial success of the Company is in part dependent on its ability to win fee concessions from its physician network. Given that these physicians also are the shareholders of DAKOTACARE, the Company may have incentives not to maximize its shareholder value.

Market Saturation. DAKOTACARE's marketplace is limited from a demographic and geographic perspective. Significant market share growth will only come at the expense of its major competitors.

Negative Factors (cont'd. )

Loss of Enrollees. DAKOTACARE's recent HMO trends indicate a decline in membership since a 40,000 peak reached in 2002. During the fiscal year ended December 31, 2003, HMO membership decreased by 3,000. For the last fiscal year ended on December 31, 2004, HMO membership decreased by 7,000 compared to December 31, 2003, representing a 19.3% decrease (enrollee months) during the last twelve months.

Multiple Roles of Management. Many members of DAKOTACARE's management team serve in similar capacities with the South Dakota State Medical Association. While these ties aid the company in the way of relationships with its physician network, investors may perceive that the management team cannot focus its full attention on the Company's operations or has potential conflicts of interest.

Market Valuation Approach

Market Valuation Approach

To utilize the market valuation approach to estimate the current value of DAKOTACARE's stock, we conducted the following steps:

  Screened our database to identify the publicly-traded companies that operate HMOs
  Seven Comparable Companies were chosen after discussion with senior management. They are the publicly-traded companies most similar to DAKOTACARE in terms of primary business, financial performance and balance sheet
  Selected the median of the seven different value estimates as the appropriate freely-marketable equity value under the market valuation approach and applied these numbers to DAKOTACARE
  Normalized net income and EBITDA for 2004 to adjust for the large disparity between historical performance and 2004 performance

Market Valuation Approach

Comparable Companies
	Amerigroup	Continucare	Coventry	Health Net	Humana	Pacificare	Sierra	DakotaCare
	Corp	Corp	Health	Corp	Corp	Corp	Health
			Care				Services

Ticker Symbol	AGP	CNU	CVH	HNT	HUM	PHS	SIE

Income statement data

Total revenue 2004 ($million)	$1,823.7	$107.3	$5,312.0	$11,646.4	$13,104.3	$12,276.8	$1,575.4	$88.1
3 year revenue growth rate	26.96%	1.35%	19.06%	4.99%	8.73%	1.20%	12.60%	11.30%
Operating income 2004 ($million)	$142.0	$7.8	$496.7	$148.8	$448.4	$541.8	$197.8	$10.3
Operating Profit margin 2004	7.78%	7.30%	9.35%	1.28%	3.42%	4.41%	12.56%	11.70%
EBITDA 2004 ($million)	$162.7	$9.2	$514.3	$144.8	$556.8	$612.1	$214.6	$10.5
EBIT 2004 ($million)	$142.0	$7.8	$496.7	$100.6	$439.0	$541.8	$197.5	$10.3
Net Income 2004 ($million)	$86.0	$7.2	$336.6	$42.6	$280.0	$303.2	$122.7	$7.5
Gross margin 2004 ($million)	$354.6	$13.1	$1,126.1	$1,305.2	$2,434.7	$2,103.0	$379.2	$26.0
3 year gross margin growth rate	24.87%	38.79%	31.41%	-4.42%	8.33%	12.52%	32.48%	28.46%

Balance sheet data

Total assets ($million)	$919.9	$28.0	$2,340.6	$3,653.2	$5,657.6	$5,226.9	$689.8	$29.5
Cash and equivalents ($million)	$403.5	$6.8	$417.6	$722.1	$580.1	$824.1	$205.3	$17.8
Total Debt ($million)	$6.1	$1.3	$170.5	$397.8	$906.6	$1,089.1	$125.4	$0.0
Long term debt ($million)	$2.9	$0.2	$170.5	$397.8	$636.7	$1,051.5	$125.4	$0.0
Total common equity ($million)	$568.7	$21.3	$1,212.4	$1,272.9	$2,090.1	$2,188.4	$201.7	$10.5

Select ratio analysis

Net Profit Margin 2004	4.72%	6.70%	6.34%	0.37%	2.14%	2.47%	7.79%	8.55%
Revenue / assets	1.98	3.83	2.27	3.19	2.32	2.35	2.28	2.99
Assets / common equity	1.62	1.31	1.93	2.87	2.71	2.39	3.42	2.81

Market data

Stock price on 12/31/2004	$37.83	$2.50	$53.08	$28.87	$29.69	$56.52	$55.11	N/A
2004 EPS	$1.73	$0.15	$3.82	$0.38	$1.75	$3.60	$4.61	N/A
Shares outstanding (million)	50.5	50.3	90.2	111.3	160.3	86.1	26.4	N/A
Market capitalization ($million)	$1,911.5	$125.8	$4,788.3	$3,212.7	$4,758.4	$4,864.7	$1,453.8	N/A
Total capitalization ($million)	$1,917.6	$127.1	$4,958.8	$3,610.4	$5,665.0	$5,953.7	$1,579.2	N/A

Valuation Multiples

P/E Ratio 2004	22.22 x	17.49 x	14.23 x	75.41 x	16.99 x	16.05 x	11.84 x	N/A
Price to book value	3.36 x	5.90 x	3.95 x	2.52 x	2.28 x	2.22 x	7.21 x	N/A
Enterprise value to revenue	0.83 x	1.12 x	0.85 x	0.25 x	0.39 x	0.42 x	0.87 x	N/A
Price to EBITDA 2004	11.75 x	13.67 x	9.31 x	22.18 x	8.55 x	7.95 x	6.77 x	N/A
Price to EBIT 2004	13.46 x	16.06 x	9.64 x	31.95 x	10.84 x	8.98 x	7.36 x	N/A

Note: All Balance sheet data, Market data and Valuations Multiples as of 12/31/2004

Market Valuation Approach

Notes:
1.	Source: DAKOTACARE audited financial statements.
2.	Enterprise Value to Fiscal Year 2004 Revenues adjusted for cash and debt
3. A 45% discount was applied for abnormal discrepancy between 2004 performance and historical peformance
4. Based on a weighted average of 30% for Book Value, 20% for 2004 Revenues, 20% for 2004 Earnings and 30% for 2004 EBITDA

Market View of Comparable Companies

  6 out of the 7 Comparable Companies' stocks are included in the Morgan Stanley Health Care Payers - HMO index
  Other than Sierra Health Services, there is a high correlation in how the comparable stocks have recently traded
    The market is valuing these stocks similarly
    This high correlation adds credibility to the market approach
  Medical loss ratios, combined ratios, growth, operating margins and excess of cash remain the focus of analysts

Market Performance of Comparable Stocks

Comparable Transactions

Valuation Approach

Comparable Transactions Valuation Approach

To utilize the comparable transactions valuation approach to estimate the current value of DAKOTACARE's stock, we conducted the following steps:

  Screened our database and different sources including Capital IQ, Goldman Sachs, Banc of America and JP Morgan to identify all mergers and acquisitions which occurred with publicly-traded companies that operate HMOs for the past 12 months
  Selected the closest transactions in term of size and business segment
  Focused on the price paid per member as the key factor to value HMO national wide
  Selected the average price paid member of the median and the mean as the appropriate multiple to determine DAKOTACARE's enterprise value
  Added cash, investments and certificates of deposits and subtracted all liabilities from the enterprise value to determine the Company's current freely- marketable equity value

Comparable Transactions Valuation Approach

Selected Managed Care Transactions (a)

($ in thousands, except per member amounts)

Date Announced	Acquiror	Target	Announced Total Consideration	Target Members (000)	Price Paid Per Member
2/23/04	MOH	Health Care Horizons	$76,000	104	$731
3/9/04	WCG	Harmony Health Systems	$50,000	94	$532
4/2/04	UNH	Touchpoint Health Plan	$40,000	141	$284
9/15/04	PHS	American Medical Security	$502,000	314	$1,599
9/28/04	CNC	FirstGuard	$93,000	136	$684
11/22/04	MOH	Sharp Health Plans	$25,000	70	$357
12/14/04	HUM	CarePlus Health Plans of Florida	$408,000	50	$8,160
				Median price per member	$684

DAKOTACARE's HMO Membership as of 12/31/04	30,000
Median price paid per HMO member	$684
Implied DAKOTACARE's Enterprise Value	$20,515
Enterprise Value after discount for control premium (20%)	$16,412
Add Excess Cash (b)	25,157
Subtract Total Liabilities	(16,612)
Freely Marketable Equity Value	$24,957

(a) Includes selected transactions over $20 million announced between 1/1/04 and 12/31/04

(b) Includes Cash, Short-Term Investments, Long-Term Investments and Certificates of Deposits

Discounted Cash Flow

Valuation Approach

Discounted Cash Flow Valuation Approach

To utilize the discounted cash flow valuation approach to estimate the current value of DAKOTACARE's stock, we conducted the following steps:

  The Company's management team provided a forecast of operations for the 2005-2009 period
  Determined the appropriate discount rate given the current risks inherent in DAKOTACARE's business
  Discounted the Company's projected cash flow for the 2005-2009 period and added the present value of the terminal value to determine DAKOTACARE's enterprise value
  Added cash, investments and certificates of deposits and subtracted all liabilities from the enterprise value to determine the Company's current freely- marketable equity value

Discounted Cash Flow Analysis as of December 31, 2004

Marketability Factors

Marketability Factors

  Illiquid stocks are most risky because they cannot be sold quickly if the shareholder desires or needs to sell
  Illiquidity can be a function of a lack of public market for the stock and/or transferability restrictions
  All other things being equal because of this illiquidity, the securities of privately held companies are generally worth less than public companies
  Studies have shown that marketability discounts depend on a number of factors and are frequently in the 30% to 40% range

Marketability Discounts

  Marketability discount studies generally have indicated that the following conditions lead to higher discounts:
    There are legal restrictions on the transferability of the stock
    Shareholders have no rights to require the company to purchase or register their stock
    The dividend yield on the stock is low and paid only occasionally
    The valuation of the stock has been volatile in the past
    The number of shareholders is small
    The ownership of stock is concentrated
    The size of the block is small relative to other ownership blocks and total shares outstanding
    There is a lack of access to public stock markets
    The financial performance of the company has been volatile
    The size of the company

DAKOTACARE's Marketability

Analyzing DAKOTACARE's Class C shares with respect to these marketability discount factors leads to the following observations:

  Factors Resulting in a Smaller Discount
    There are 694 Class C shareholders. Although this ownership base is significantly smaller than most public companies, it is broader than many private companies
    The ownership of the Class C shares is not highly concentrated, with the largest shareholder owning approximately 9.91% of the outstanding shares and no other shareholder holds more than 4% of the outstanding shares
    Medical Loss and Administrative Cost Ratios have decreased recently, leading to adequate profitability and better financial condition

DAKOTACARE's Marketability (con't.)

  Factors Resulting in a Larger Discount
    The transferability of the Class C shares is significantly limited
    DAKOTACARE may, but is not obligated to, repurchase Class C shares under a Stock Repurchase Program
    Class C shareholder have no voting rights
    There is currently no public market for the Class C shares
    For purposes of our analysis, we have selected a marketability discount of 37.5% for the low range valuation and 35.0% for the high range valuation. We also applied a non-voting discount of 5.0% for each valuation scenario

Valuation Conclusions

Valuation Conclusions

The different valuation approaches applied for purposes of this analysis yielded different results. The forecast used for the discounted cash flow approach projects growth rates that are greater than the Company's historical levels. Recent profitability has been improved by increasing premiums while claims per insured were decreasing. DAKOTACARE's senior management believes that projected profitability is more likely as a result of actual and scheduled premium increases. Nevertheless, since projections are based on the future, we believe it is appropriate to apply less weight to the discounted cash flow approach than the market approach. For this reason, we applied a greater weighting to the market valuation approach and a smaller weighting to the discounted cash flow valuation approach. We decided to give a smaller weight to the comparable transactions approach compared to the market approach because of the wider range of results yielded in our transactions research when compared to the market approach data.

Applying these weightings to the three values estimates yielded our estimate of the aggregate equity value of the Company's shares.

A marketability discount and a non-voting discount were applied to the total freely-marketable equity value to determine the total fair market value of Class C shares on a minority interest basis.

The redemption value of Class A shares is $10.00 per share. The total value of the 1,523 Class A shares outstanding is $15,230.

The redemption value of Class B shares is $1.00 per share. The total value of 1,800 Class B shares outstanding is $1,800.

Subtracting the values of the Class A and Class B shares from our estimate of the aggregate value of all shares outstanding yields the aggregate fair market value of the Class C shares on a minority interest basis.

Summary of Assumptions Underlying Valuation Conclusions

Low Range

    Valuation Conclusions (low range)

Valuation Methodology	Total Freely-Marketable Minority Interest Equity Value	Weighting Factor	Contribution to Value	
Market Approach	$ 57,141.76	55%	$ 31,427.97	
Comparable Transactions	$ 24,956.69	20%	$ 4,991.34	
Discounted Cash Flow	$ 36,483.24	25%	$ 9,120.81	
	Equity Value		$ 45,540.12	**
	Less: Redemption Value of Class A Preferred		$ (15.23)	
	Less: Redemption Value of Class B Preferred		$ (1.80)	
	Available for Class C Common		$ 45,523.09	**
	Less: Marketability Discount (37.5%)		$ (17,071.16)	**
	Less: Non-Voting Discount (5%)		$ (2,276.15)	**
	Total Fair Market Minority Interest Value of Class C Shares		**$ 26,175.78**	**
	Fair Market Value Per Class C Share (1,365,604 shares outstanding)		**$ 19.17**	**

Note:

Figures in thousands except per share numbers.

** Revised

High Range

    Market Valuation Approach (high range)

    Discounted Cash Flow Analysis as of 12/31/04 (high range)

DakotaCare

Discounted Cash Flow Analysis

($000) omitted

	FYE 12/31/04	FYE 12/31/05	FYE 12/31/06	FYE 12/31/07	FYE 12/31/08	FYE 12/31/09		Terminal Value (1)
Operating revenue								
Net premiums	80,871	86,689	97,906	107,919	118,954	131,116		
Third party administration fees	5,446	7,061	7,861	8,764	9,785	10,942		
Investment income	429	598	700	900	1,200	1,550		
Other income	1,360	991	1,041	1,061	1,123	1,167		
Total Operating Revenue	**88,105**	**95,340**	**107,508**	**118,665**	**131,063**	**144,774**		
Operating expenses								
Net claims incurred	62,075	75,064	85,122	94,231	104,313	115,475		
Personnel expense	7,529	3,285	3,133	3,370	3,562	3,740		
Commissions	3,007	3,223	3,820	4,419	5,113	5,916		
TPA Operating expenses		6,498	7,977	8,543	9,060	9,574		
Other operating expenses	5,189	3,324	3,619	3,867	4,177	4,490		
Total Operating expenses	**77,800**	**91,394**	**103,671**	**114,449**	**126,225**	**139,194**		
Operating income	**10,305**	**3,945**	**3,838**	**4,215**	**4,838**	**5,580**		
Operating taxes (34% Projected)	2,772	1,341	1,305	1,433	1,645	1,897		
Net operating profit	**7,533**	**2,604**	**2,533**	**2,782**	**3,193**	**3,683**		
Adjustments to net operating profit								
Incremental working capital (1% of incremental revenue)		(58)	(112)	(100)	(110)	(122)	FYE 12/31/09	
Capital expenditures		(307)	(322)	(338)	(355)	(373)	EBITDA	5,953
Depreciation and amortization		317	322	338	355	373	Multiple (5)	**8.00 x**
Total adjustments to net operating profit		**(48)**	**(112)**	**(100)**	**(110)**	**(122)**		
Free cash flow		**2,556**	**2,421**	**2,682**	**3,083**	**3,561**	TV @ 12/31/09	**47,626**
Discount Rate (2)	**16.30%**							
Years discounted back (to 12/31/04)		1.00	2.00	3.00	4.00	5.00		5.00
Present value of free cash flow		2,198	1,790	1,705	1,685	1,674		22,384

Sum of present value of free cash flows		9,052
Present value of terminal value		22,384
Enterprise value	**$**	**31,436**
Add		
Excess cash (3) (4)		25,157
Subtract		
Total Liabilities (3)		(16,612)
Freely Marketable Equity Value	**$**	**39,981**

(1) Terminal value is calculated as 8.00x 2009 EBITDA

(2) Discount rate Calculation:

Hospital and Medical Service Plans Industry - SIC 6324

Source - Ibbotsons Cost of Capital Yearbook, 2004

SIC 6324 Average cost of equity - Small Composite	11.30%
Adjustment for Micro-cap *	5.00%
	16.30%

* Discount rate adjusted by MFG due to size of DakotaCare

(3) Balance sheet data is as of 12/31/2004

(4) Excess Cash includes Cash, ST and LT Investments and Certificates of Deposits

(5) 8.00x EBITDA multiple used, adjusted due to market saturation

Valuation Conclusions (high range)

	Total Freely-
	Marketable Minority	Weighting	Contribution
Valuation Methodology	Interest Equity Value	Factor	to Value

Market Approach	$60,294.43	60%	$36,176.66
Comparable Transactions	$24,956.69	15%	$3,743.50
Discounted Cash Flow	$39,980.78	25%	$9,995.20
	Equity Value		$49,915.36	**

	Less: Redemption Value of Class A Preferred		$(15.23)
	Less: Redemption Value of Class B Preferred		$(1.80)

	Available for Class C Common		$49,898.33	**

	Less: Marketability Discount (35%)		$(17,464.42)	**
	Less: Non-Voting Discount (5%)		$(2,494.92)	**

Total Fair Market Minority Interest Value of Class C Shares			$29,939.00	**

Fair Market Value Per Class C Share ( 1,365,604 shares outstanding)			$21.92	**

Note: Figures in thousands except per share numbers ** Revised.

Range of the Valuation

In developing our opinion, we have, among other things: (1) reviewed the Company's financial statements; (2) conducted discussions with senior management; (3) reviewed the historical market prices and trading activity of certain publicly traded companies which we deemed to be relevant; (4) normalized net income and EBITDA for 2004 to adjust for the large disparity between historical performance and 2004 performance; (5) compared the financial position and results of operation of the Company with those of certain publicly traded companies which we deemed to be relevant; (6) reviewed the prices paid by the purchasers in business combinations; (7) analyzed a discounted cash flow based upon management's projections; and (8) reviewed such financial studies, performed such other investigations and took into account all other matters as we deemed to be material and necessary to render our valuation opinion.

In our opinion, based on the above and as of December 31, 2004, the fair market value of South Dakota State Medical Holding Company, Inc. Class C stock on a minority interest basis is in the range of:

$19.15 to $21.90 **

** Revised

Disclaimer

This presentation and the analyses contained herein are based upon financial information and other data maintained and developed by the management of South Dakota State Medical Holding Company, Inc. (the "Company" or "DAKOTACARE") and provided to Manchester Financial Group, LLC ("MFG") and information obtained from other sources MFG believes to be reliable. MFG has not independently verified the accuracy of the data provided to it. Consequently, MFG does not assume any responsibility for the accuracy or correctness of any financial information and other data upon which this Report is based. This report has been prepared for use by the Company's Board of Directors only. The Company may not disclose such report to third parties without our prior written consent.

Appendix

DAKOTACARE Profit and Loss Statement						(% of total revenue)
($000's omitted)
	2000	2001	2002	2003	2004	2000	2001	2002	2003	2004

Revenue
Premiums	$44,091	$58,529	$77,439	$88,016	81,496	91.1%	91.6%	92.6%	92.7%	92.5%
Less premiums ceded for reinsurance	(517)	(536)	(892)	(709)	(625)	-1.1	-0.8	-1.1	-0.7	-0.7

Net Premiums	43,574	57,993	76,547	87,307	80,871	90.0	90.8	91.6	92.0	91.8

Third party administration fees	3,372	4,075	5,034	5,753	5,446	7.0	6.4	6.0	6.1	6.2
Investment income	767	688	450	354	429	1.6	1.1	0.5	0.4	0.5
Other income	711	1,143	1,581	1,531	1,360	1.5	1.8	1.9	1.6	1.5

Total Revenue	48,424	63,898	83,612	94,945	88,105	100.0	100.0	100.0	100.0	100.0

Operating expenses
Claims incurred	35,287	51,709	72,513	80,052	62,551	72.9	80.9	86.7	84.3	71.0
Less reinsurance recoveries	(136)	(94)	(388)	(376)	(476)	-0.3	-0.1	-0.5	-0.4	-0.5

Net Claims Incurred	35,151	51,615	72,125	79,676	62,075	72.6	80.8	86.3	83.9	70.5

Personnel expenses	4,486	5,212	5,805	6,251	7,529	9.3	8.2	6.9	6.6	8.5
Commissions	1,757	4,201	2,911	3,196	3,007	3.6	6.6	3.5	3.4	3.4
Professional fees expenses	1,076	868	859	826	867	2.2	1.4	1.0	0.9	1.0
Office expenses	687	747	982	888	903	1.4	1.2	1.2	0.9	1.0
Occupancy expenses	788	769	803	779	783	1.6	1.2	1.0	0.8	0.9
State insurance taxes	541	686	997	1,085	970	1.1	1.1	1.2	1.1	1.1
Advertising expenses	418	409	534	457	544	0.9	0.6	0.6	0.5	0.6
Other general and administrative expenses	642	728	796	905	1,122	1.3	1.1	1.0	1.0	1.3

Total operating expenses	45,546	65,235	85,812	94,063	77,800	94.1	102.1	102.6	99.1	88.3

Income before taxes and min. int.	$2,878	($1,337)	($2,200)	$882	$10,305	5.9%	-2.1%	-2.6%	0.9%	11.7%

Income Taxes (Benefit)	1,034	(528)	494	(103)	2,772	2.1	-0.8	0.6	-0.1	3.1

Income before minority int.	1,844	(809)	(2,694)	985	7,533	3.8	-1.3	-3.2	1.0	8.6

Minority Interest in subsidiary	(110)	(91)	(25)	(7)	(1)	-0.2	-0.1	0.0	0.0	0.0

Net income	$1,954	($718)	($2,669)	$992	$7,535	4.0%	-1.1%	-3.2%	1.0%	8.6%

DakotaCare Balance Sheet
($000's omitted)						(% of total assets)
	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04

Assets

Current assets
Cash and cash equivalents	$7,440	$8,674	$10,543	$14,518	$17,820	42.0%	44.8%	50.9%	56.6%	60.4%
Investment in securities held to maturity	455	891	448	409	409	2.6	4.6	2.2	1.6	1.4
Certificates of deposits	500	1,300	1,400	1,400	1,600	2.8	6.7	6.8	5.5	5.4
Receivables	1,870	1,545	2,045	2,491	1,395	10.6	8.0	9.9	9.7	4.7
Prepaids and other assets	101	136	50	76	175	0.6	0.7	0.2	0.3	0.6
Short-term deferred income taxes	811	916	891	344	1,292	4.6	4.7	4.3	1.3	4.4

Total current assets	$11,177	$13,461	$15,378	$19,238	$22,690	63.1%	69.5%	74.3%	75.0%	76.9%

Long-term investments
Investment in securities held to maturity	4,205	4,083	4,277	3,982	4,469	23.8	21.1	20.7	15.5	15.1
Investment in securities available for sale	125	133	147	149	154	0.7	0.7	0.7	0.6	0.5
Long-term certificates of deposit	750	100	100	100	600	4.2	0.5	0.5	0.4	2.0
Contracts with life insurance companies	101	92	94	97	106	0.6	0.5	0.5	0.4	0.4

Total long-term investments	$5,182	$4,409	$4,617	$4,327	$5,329	29.3%	22.8%	22.3%	16.9%	18.1%

Property and equipment	903	757	703	581	471	5.1	3.9	3.4	2.3	1.6
Long-term deferred income taxes	442	731	0	1,493	1,021	2.5	3.8	0.0	5.8	3.5
Total assets	$17,704	$19,358	$20,698	$25,639	$29,511	100.0%	100.0%	100.0%	100.0%	100.0%

DakotaCare Balance Sheet
($000's omitted)						(% o
	Dec-00 Dec-01 Dec-02 Dec-03 Dec-04					Dec-00 Dec-01

Liabilities and stockholders' equity

Current liabilities
Reported and unreported claims payable	$5,831	$8,238	$9,906	$12,854	$9,651	32.9%	42.6%
Unearned premiums and administration fees	1,027	1,176	2,316	2,276	2,781	5.8	6.1
Accounts payable and accrued expenses	1,713	1,459	1,318	1,477	1,289	9.7	7.5
Short-term contingency reserves payable	1,300	1,584	2,216	0	2,891	7.3	8.2

Total current liabilities	$9,871	$12,458	$15,756	$16,607	$16,612	55.8%	64.4%

Long-term liabilities
Long-term contingency reserves payable	1,575	2,262	2,975	6,081	2,414	8.9	11.7
Minority interest in subsidiary	349	16	7	0	0	2.0	0.1

Total long-term liabilities	1,925	2,278	2,981	6,081	2,414	10.9	11.8

Total liabilities	$11,796	$14,736	$18,737	$22,688	$19,026	66.6%	76.1%

Shareholders' equity
Stockholders' equity - class A	12	13	14	14	15	0.1	0.1
Stockholders' equity - class B	1	1	1	2	2	0.0	0.0
Stockholders' equity - class C	15	15	15	15	15	0.1	0.1
Additional paid-in capital	3,749	3,749	3,749	3,749	3,749	21.2	19.4
Retained earnings	2,961	2,173	(495)	496	8,031	16.7	11.2
Accumulated other comprehensive income (loss)	(1)	(1)	6	3	2	0.0	0.0
Class C treasury stock	(829)	(1,329)	(1,329)	(1,329)	(1,329)	-4.7	-6.9

Total shareholders' equity	5,908	4,622	1,961	2,951	10,485	33.4	23.9
Total liabilities and equities	$17,704	$19,358	$20,698	$25,639	$29,511	100.0%	100.0%

Comparable Company Description

Comparable Company Description (cont'd. )

Company	Summary of Business
Health Net	Health Net, Inc. delivers managed health care services in the United States through health plans and government sponsored managed care plans. It provides health benefits through its health maintenance organizations, preferred provider organizations (PPOs), and point-of-service (POS) plans to approximately 5.3 million individuals. The company's health plans offer various health care services that are designed to provide ambulatory and outpatient physician care, hospital care, pharmacy services, behavioral health, and ancillary diagnostic and therapeutic services to its members. Health Net operates health plans in the states of Arizona, California, Connecticut, New Jersey, New York, and Oregon, offering products to commercial, Medicare, and Medicaid members. It provides government-sponsored managed care plans through the TRICARE program and other government contracts. The company's health care program, under TRICARE, cover approximately 1.5 million eligible individuals in Alaska, Arkansas, California, Hawaii, Oklahoma, Oregon, and Washington, as well as parts of Arizona, Idaho, Louisiana, and Texas. The company also owns health and life insurance companies that are licensed to sell exclusive provider organizations, PPO, POS, and indemnity products, as well as auxiliary nonhealth products in 36 states and the District of Columbia. Health Net is headquartered in Woodland Hills, California.
Humana	Humana, Inc., through its subsidiaries, provides health insurance products and services mainly in the United States. The company offers coordinated health insurance coverage and related services through various traditional and Internet-based plans for employer groups, government-sponsored programs, and individuals, covering three categories: the fully insured medical, administrative services only, and specialty businesses. The Government segment consists of members enrolled in government-sponsored programs and includes three product lines: Medicare+Choice, Medicaid, and TRICARE. Humana's products include Health Maintenance Organization (HMO), Preferred Provider Organization (PPO), and HumanaOne. HMO products provide prepaid health insurance coverage to its members through a network of independent primary care physicians, specialty physicians, and other health care providers who contract with the HMO to furnish such services. Its PPO products are marketed primarily to commercial groups and individuals, include some elements of managed health care and are similar to the traditional health insurance as they provide a member with freedom to choose a physician or other health care provider. The HumanaOne is a medical insurance product marketed directly to individuals. In addition, the company also offers various specialty products, including dental, group life, and short-term disability. As of December 31, 2003, it had approximately 6.8 million members in its medical insurance programs, as well as approximately 1.7 million million members in its specialty products programs. Humana was organized as a Delaware corporation in 1964. The company has its headquarters in Louisville, Kentucky.

Comparable Company Description (cont'd. )